Louis L. Goldberg +1 212 450 4539 Louis.goldberg@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

September 27, 2023

Re:	Exxon Mobil Corporation
Registration Statement on Form S-4
Filed August 29, 2023
File No. 333-274252

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Exxon Mobil Corporation (the “Company”), we are submitting this letter in response to the oral comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission on September 20, 2023 (the “Comment”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). In response to the Comment, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For convenience, we have included the Comment in italics below, followed by the Company’s response to the Comment. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing the Comment appears.

Registration Statement on Form S-4 Filed August 29, 2023

U.S. Federal Income Tax Consequences of the Merger

1.

“We note the disclosure that the merger is intended to qualify as a reorganization under section 368 of the Code, and the disclosure further indicates that the merger qualifies as a reorganization, and US holders of Denbury common stock will not recognize gain or loss except with respect to cash in lieu of fractional shares. As a result, it appears that the tax consequences may be material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us with an analysis explaining why it is not necessary to do so.”

Response:	The Company advises that it is reflecting the Staff’s comment by filing the tax opinions of each of Davis Polk & Wardwell LLP and Vinson & Elkins LLP as Exhibit 8.1 and Exhibit 8.2, respectively, to the Amended Registration Statement and has also revised pages 4, 25-26, 35, 110 and 138 of the Amended Registration Statement.

Please do not hesitate to contact me at (212) 450-4539 or louis.goldberg@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

U.S. Securities and Exchange Commission

Very truly yours,

/s/ Louis L. Goldberg

cc:	Craig S. Morford, Exxon Mobil Corporation
H. Oliver Smith, Davis Polk & Wardwell LLP
Shanu Bajaj, Davis Polk & Wardwell LLP
Stephen M. Gill, Vinson & Elkins LLP
Douglas E. McWilliams, Vinson & Elkins LLP
D. Alex Robertson, Vinson & Elkins LLP

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